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                              October 31, 2023

       Dennis O   Leary
       Chief Executive Officer
       DarkPulse, Inc.
       815 Walker Street
       Suite 1155
       Houston, TX 77002

                                                        Re: DarkPulse, Inc.
                                                            Post-Effective
Amendment No. 1 to Form S-1
                                                            Filed October 20,
2023
                                                            File No. 333-265401

       Dear Dennis O   Leary:

                                                        We have reviewed your
post-effective amendment and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Post-Effective Amendment No. 1 to Form S-1 filed October 20, 2023

       Business
       Global System Dynamics, Inc.
       The Business Combination, page 48

   1. Please update your disclosure regarding your business combination with Global System
                                                        Dynamics. For example,
you disclose that "the Business Combination is expected to close in the third calendar
quarter of 2023 but in no event later than August 9, 2023." It appears, however, that you and
Global System Dynamics, Inc. amended the business combination agreement in August
2023 to extend the termination date for the business combination to
                                                        February 9, 2024.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Dennis O   Leary
DarkPulse, Inc.
October 31, 2023
Page 2

      Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Crispino at 202-551-
3456 with any other questions.



                                                       Sincerely,
FirstName LastNameDennis O   Leary
                                                       Division of Corporation
Finance
Comapany NameDarkPulse, Inc.
                                                       Office of Technology
October 31, 2023 Page 2
cc:       Brian Higley
FirstName LastName